Consent of Bruce Davis

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008 (the “Technical Report”), included in the 2008 Annual Information Form of NovaGold Resources Inc. dated February 23, 2009 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) and Form F-10 (No. 333-141410) of the references to my name and the use of the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated at Larkspur, Colorado, this 20th day of February 2009.

(signed) Bruce M. Davis

Name: Bruce Davis, Ph.D., FAusIMM
Title: Geostatistician